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                                                                     Exhibit 4.2


                     AMENDMENT TO THE PHILADELPHIA INSURANCE
                     COMPANIES EMPLOYEE STOCK PURCHASE PLAN

                                  July 21, 1998


         WHEREAS, the Board of Directors (the "Board") of Philadelphia Consolidated Holding Corp., a Pennsylvania corporation (the "Company") has determined to amend certain provisions of the Philadelphia Insurance Companies Employee Stock Purchase Plan (the "Plan") in order to clarify the amendment provisions of he Plan and to modify the time at which eligible employees may commence participation in the Plan; and

         WHEREAS, the Board is authorized to amend the Plan, at its discretion, from time to time pursuant to Section 18 of the Plan

NOW, THEREFORE, the Plan is hereby amended as follows:

         1. Section 18 of the Plan is hereby clarified by adding the following sentence at the end thereof;

                  "Notwithstanding anything to the contrary contained in this
         Section 18, a change in the timing of initial participation in the Plan by newly hired employees shall not be treated as a modification of the eligibility requirements of the Plan."

         2. A new paragraph is added at the end of Section 4 of the Plan to read:

                  "Notwithstanding anything contained in this Section 4, the Board of Directors may establish rules regarding commencement of participation in the Plan with respect to any Offering Period to permit participation in the Plan by employees who have been employed by the Company or its Subsidiaries for any period specified that is not greater than six months, provided such rules are applied to all employees of the Company and its Subsidiaries on a uniform basis."

         3. In all other aspects, the Plan is hereby ratified and confirmed.